Exhibit 99.1

Claude Resources Inc. Provides Date for Q2 Results and Conference Call

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, July 29, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") will release its 2015 second quarter financial and operating results prior to market open on August 13, 2015. In addition to the news release, the Company will host a conference call and webcast on August 13, 2015 beginning at 11:00 AM Eastern Time to discuss the results.

To participate in the conference call please dial 1-888-231-8191 or 1-647-427-7450.  A replay of the conference call will be available until August 20, 2015 by calling 1-855-859-2056 and entering the pass code 95997193.

To view and listen to the webcast on August 13, 2015 please use the following URL in your web browser: http://event.on24.com/r.htm?e=1029307&s=1&k=C8EDEB40CECE766CB077A051B173B0FB

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 16:00e 29-JUL-15